The United States Life Insurance Company in the City of New York (USL)

Home Office:	Administrative Service Office:
[1133 Avenue of the Americas 33rd Floor	[P.O. Box 15648
New York, New York 10036]	Amarillo, Texas 79105]

In return for Purchase Payment(s), USL will pay annuity and other benefits as provided in this Contract.

PLEASE READ YOUR CONTRACT CAREFULLY

See Index that follows

•

Maintenance Charge – There may be an account maintenance charge during the Accumulation Period. The charge is $3.75 for each quarter and is assessed only if any portion of the Accumulation Value was applied to one or more Variable Investment Options during that quarter, as described in the Maintenance Charge section under the Contract and Purchase Payments provision.

•

Separate Account Charge – There is a daily charge against the Separate Account at an annual rate of up to 1.25% of the assets of the Variable Investment Options to which assets are allocated. This charge only applies to the assets of the Variable Investment Options, as described in Separate Account Charge section under the Contract and Purchase Payments provision.

•	Cash Surrender or Withdrawal Charge –There is a charge at the time of surrender or withdrawal as shown on the CONTRACT DATA PAGE.

The conditions and provisions on this and the following pages, including any attached Endorsement(s) and/or Rider(s), are the entire legal Contract between USL and the Contract Owner. No agent has the authority to change this Contract or waive any of its provisions. Only the President or another officer of USL may change this Contract, including the waiving of any rights or requirements. Any such changes must be in writing and subject to prior approval by the New York Department of Financial Services. All statements by, or under the authority of, the applicant for issuance of the Contract shall be deemed representations and not warranties. All conditions and provisions are subject to applicable state and federal laws.

RIGHT TO EXAMINE – If, within 20 days of receipt of this Contract (60 days if the Contract replaced any other life insurance or annuity contract(s) or certificate(s)) You are not satisfied with it, You may return this Contract to Our Administrative Service Office or to an authorized representative of the Company. The Company will refund the Purchase Payment, including any fees or other charges, or the Accumulation Value, whichever is greater, as of the business day during which We or an authorized representative receives the Contract or, if mailed, as of the date the Contract is mailed (post-marked date) to Us. Upon such refund, the Contract shall be void.

EXECUTED AT USL’S HOME OFFICE ON THE DATE OF ISSUE

INDIVIDUAL VARIABLE DEFERRED ANNUITY CONTRACT WITH FIXED FUNDING

       NON-PARTICIPATING

UIT-525	1

ANNUITY PAYMENTS AND SURRENDER VALUES PROVIDED BY THIS CONTRACT WHEN BASED ON INVESTMENT EXPERIENCE OF THE SEPARATE ACCOUNT ARE VARIABLE AND ARE NOT GUARANTEED AS TO FIXED DOLLAR AMOUNT AND WILL INCREASE OR DECREASE IN VALUE BASED ON INVESTMENT RESULTS.

The smallest annual effective rate of the investment return that would have to be earned on assets of the Separate Account so that the dollar amount of variable annuity payments will not decrease is 6.25%, compounded daily. The smallest annual rate of investment return may be lower depending on the Separate Account Charge and Your selected Assumed Investment Rate. The Contract’s assumed rate of return is based on compounded interest.

USL may close the fixed account options provided for in this Contract to new deposits or transfers at any time after the Date of Issue with [30] days advance written notice (See the Fixed Account Options Information on the CONTRACT DATA PAGE and the Merger or Closure of One or More Investment Options section under General Provisions).

UIT-525	2

INDEX

	CONTRACT DATA PAGES	3

Section 1	DEFINITIONS	8

Section 2	CONTRACT AND PURCHASE PAYMENTS	9
2.01	Incontestability	9
2.02	Minimum Contract Value	9
2.03	Purchase Payments	9
2.04	Maintenance Charge	9
2.05	Separate Account Charge	9

Section 3	INVESTMENT OPTIONS	9
3.01	Fixed Account Options	9
3.02	Variable Investment Options	10
3.03	Accumulation Unit	10
3.04	Accumulation Unit Value	10
3.05	Transfers During the Accumulation Period	10
3.06	Transfers During the Annuity Period	11

Section 4	BENEFITS	11
4.01	Cash Surrender or Withdrawal	11
4.02	Charges for Cash Surrender or Withdrawal	11
4.03	No Charge Systematic Withdrawals	12
4.04	Conditions Under Which No Cash Surrender or Withdrawal Charges will be deducted	12
4.05	Annuity Period	13
4.06	Starting Annuity Income Benefits	13
4.07	Partial Annuitization / No Commutation	13
4.08	Minimum Annuity Payments	13
4.09	Misstatement of Age or Sex	13
4.10	Annuity Income (Payment) Options	13
4.11	Fixed Annuity or Variable Annuity Basis	14
4.12	Variable Annuity Payments	14
4.13	Assumed Investment Rate (AIR)	15
4.14	Annuity Units and Annuity Unit Value	15
4.15	Betterment of Rates	15
4.16	Actuarial Basis of Computation	15
4.17	Beneficiaries	15
4.18	Death Payment Provisions	16

Section 5	GENERAL PROVISIONS	17
5.01	Assignment	17
5.02	Different Contract Owner and Annuitant	18
5.03	Written Notices to Us	18
5.04	Change of Contract	18
5.05	Reports	18
5.06	Voting Rights	18
5.07	Suspension of Payments	18
5.08	Deferral of Cash Surrender or Withdrawal	18
5.09	Proof of Survival	19

UIT-525	6

5.10	Substitution of Investment Fund Shares	19
5.11	Minimum Benefit	19
5.12	Separate Account	19
5.13	Merger or Closure of One or More Investment Options	19
5.14	Applicable Law	20
5.15	Non-Participating Contract	20

UIT-525	7

Section 1 – DEFINITIONS

Accumulation Period – the time between the date of the first Purchase Payment and the Annuity Date.

Accumulation Value – equals the sum of the values of the Fixed Account Options (including interest) and Variable Investment Options allocated to Your Contract that have not been applied to provide annuity payments.

Administrative Service Office – the address shown on Page 1 of this Contract where all Written Notices to Us regarding this Contract are to be sent.

Annuitant – means the person on whose life USL will base payments during the Annuity Period. See the Different Contract Owner and Annuitant section under General Provisions, which explains when the Annuitant and Contract Owner may be different persons.

Annuity – a periodic benefit purchased for a Contract Owner.

Annuity Period – the time during which USL makes annuity payments.

Contract Year – the twelve-month period starting with the issue date and each anniversary of that date.

Code – the Internal Revenue Code of 1986, as amended.

Company Reference – “We,” “Our,” “Us,” “Company,” or “USL,” means The United States Life Insurance Company in the City of New York.

Contract – the legal agreement between USL and You.

Contract Owner – the person or entity that makes application for the Contract. A reference to “You” or “Your” means the Contract Owner.

General Account – assets of USL other than those in the Separate Account or any other segregated asset account.

Investment Fund – an investment portfolio or fund which is the underlying investment medium for a Variable Investment Option.

Purchase Payment – an amount paid to USL for allocation to Your Contract.

SEC – the U. S. Securities and Exchange Commission.

Separate Account – a segregated asset account established under the New York Insurance Law and named on the CONTRACT DATA PAGE.

Surrender Value – the Accumulation Value of Your Contract less any applicable charge for Cash Surrender as described in the Charges for Cash Surrender or Withdrawal section and excluding any full or partial annuitization.

UIT-525	8

Section 2 – CONTRACT AND PURCHASE PAYMENTS

2.01	Incontestability – This Contract is incontestable at any time following the Date of Issue.

2.02

Minimum Contract Value – We can distribute the Surrender Value if the Accumulation Value for Your Contract falls below the Minimum Contract Value amount shown on the CONTRACT DATA PAGE and there are no Purchase Payments for three Contract Years.

2.03

Purchase Payments – Purchase Payments may be made at any time during the Accumulation Period subject to the Purchase Payment Age Limit shown on the CONTRACT DATA PAGE and may include amounts that are rolled over or directly transferred from another plan; however, We reserve the right to limit, refuse or cease accepting Purchase Payments into the Contract, or specific categories of Purchase Payments (e.g., 1035 exchanges from other accounts or investments under a plan, or transfers or Purchase Payments that are not periodic or that are limited in dollar amount) at any time, with no less than the Notification of Purchase Payments Limitation number of days shown on the CONTRACT DATA PAGE of such limitation or cessation. We require no payment beyond the first Purchase Payment. There is no penalty if any scheduled Purchase Payments are omitted or stopped.

If only one Purchase Payment is to be allocated to Your Contract, it must be at least the Minimum Initial Purchase Payment amount shown on the CONTRACT DATA PAGE. Each periodic payment must be at least the Minimum Periodic Payment(s) amount shown on the CONTRACT DATA PAGE. USL may waive this minimum.

We will allocate the Purchase Payment to one or more Investment Options according to Your directions.

2.04

Maintenance Charge – During the Accumulation Period, We will deduct a Maintenance Charge, as shown on Page 1 of this Contract, from the Accumulation Value for certain account maintenance expenses. The charge is due each calendar quarter during which the Accumulation Value includes any Variable Investment Option. We will not deduct the charge for any calendar quarter if the Accumulation Value is credited only to the Fixed Account Options throughout the calendar quarter.

We will deduct the charge at the end of the calendar quarter in which it is due, allocated proportionally among the Variable Investment Options of Your Contract. However, if all Variable Investment Option Accumulation Values are withdrawn or transferred entirely to one or more Fixed Account Option(s), the full quarterly charge will be deducted at the time of surrender or transfer.

2.05	Separate Account Charge – We deduct a daily charge from the Separate Account, as shown on Page 1 of this Contract.

Section 3 – INVESTMENT OPTIONS

We will allocate Purchase Payments to one or more Variable Investment Options and Fixed Account Options (“Investment Options”) selected by You. Each selection must be a whole percentage of Purchase Payments. We reserve the right to limit the number of Investment Options available as shown on the CONTRACT DATA PAGE.

3.01

Fixed Account Options – Fixed Account Options are based on the General Account. Allocations to the Fixed Account Options earn interest as credited by USL during the Accumulation Period. The interest credited will be at least the Guaranteed Minimum Interest Rate shown on the CONTRACT DATA PAGE.

(a) The Guaranteed Minimum Interest Rate for Your Contract that will be credited to amounts in the Fixed Account Options during the Accumulation Period is shown on the CONTRACT DATA PAGE.

(b) Notwithstanding subparagraph (a) above, a separate guaranteed minimum interest rate will be used to

UIT-525	9

determine minimum fixed annuity payments during the Annuity Period. This Guaranteed Minimum Interest Rate for Fixed Annuity Payments is shown on the CONTRACT DATA PAGE.

There are two Fixed Account Options: Short Term Fixed Account and Fixed Account Plus.

(i)

Short Term Fixed Account. We will credit interest to the Short Term Fixed Account on a portfolio basis. On the portfolio basis, all amounts accumulated will be credited with the same rate of interest for not less than a calendar year.

(ii)

Fixed Account Plus. We will credit interest to the Fixed Account Plus on the following basis: Periodically, but not less frequently than annually based on a calendar year, We will declare interest rates that apply separately to amounts accumulated in separate time periods. Each such declared interest rate will be the same rate of interest for not less than a calendar year.

3.02

Variable Investment Options – Variable Investment Options are based upon Investment Funds available within the Separate Account. The Separate Account invests in a number of Investment Funds. Each Investment Fund underlying a Variable Investment Option has a different investment objective. Investment returns on Variable Investment Options may be positive or negative and are not guaranteed.

3.03

Accumulation Unit – An Accumulation Unit is a measuring unit for amounts allocated to a Variable Investment Option before annuity payments begin. The value of an Accumulation Unit will vary with the net investment return of the respective underlying Investment Fund. Accumulation Units may be credited to Your Contract due to a Purchase Payment or a transfer from another Investment Option. The number of Accumulation Units credited to Your Contract is determined by dividing the dollar amount of the transaction by the Accumulation Unit Value for that Variable Investment Option the next time it is computed.

3.04

Accumulation Unit Value – The Accumulation Unit Value is the value of one Accumulation Unit of a Variable Investment Option. We will calculate it at the end of trading each day the New York Stock Exchange is open, except as described in the Suspension of Payments section under General Provisions. The value of an Accumulation Unit of a Variable Investment Option is the Accumulation Unit Value last computed, multiplied by one plus the Investment Rate for the period. The Investment Rate may be positive or negative. The Investment Rate is the change in the value of the Investment Fund’s portfolio (capital gains and losses whether or not realized and investment income) since the last computation, divided by the amount of assets at the beginning of the period, less a factor for:

(a)	The Separate Account Charge for the period at the applicable annualized rate shown on Page 1 of this Contract, and

(b)	Any taxes attributed to the Separate Account or reserve held for such taxes.

3.05

Transfers During the Accumulation Period – During the Accumulation Period, You may request transfers by telephone, through the Company’s website, or in writing by mail. You may transfer amounts among Investment Options, subject to the following:

(a)	We reserve the right to limit allocations among Investment Options to the Investment Option Allocation Limit, as shown on the CONTRACT DATA PAGE.
(b)	We reserve the right to require transfers to be at least 30 days apart.
(c)

Transfers from the Short Term Fixed Account. After a transfer to the Short Term Fixed Account, You may not make any transfer from the Short Term Fixed Account as shown in Transfer Restrictions From Short Term Fixed Account on the CONTRACT DATA PAGE.

UIT-525	10

(d)

Transfers from Fixed Account Plus. You may transfer up to the Transfer Limit for Fixed Account Plus percentage shown on the CONTRACT DATA PAGE of the Accumulation Value allocated to Fixed Account Plus during each Contract Year without charge. If multiple transfers are made in a Contract Year, the percentages of the Accumulation Value transferred each time will be added together to determine whether the Transfer Limit for Fixed Account Plus percentage for that Contract Year has been exceeded. For each transfer, the percentage transferred is the ratio of the amount transferred to the portion of the Accumulation Value allocated to Fixed Account Plus immediately prior to the transfer. However, if following a transfer that exceeded the Transfer Limit for Fixed Account Plus percentage, the remaining amount allocated to Fixed Account Plus would be less than the Minimum Amount in Fixed Account Plus shown on the CONTRACT DATA PAGE, You may transfer the remaining amount, without Cash Surrender or Withdrawal Charge.

3.06

Transfers During the Annuity Period – During the Annuity Period, You may transfer Annuity Unit values among the Variable Investment Options. You may also transfer Annuity Unit values from the Variable Investment Options underlying a Variable Annuity to provide a Fixed Annuity. Transfers must be at least 365 days apart. We will not permit any transfer from a Fixed Annuity during the Annuity Period.

Section 4 – BENEFITS

4.01	Cash Surrender or Withdrawal –

(a) Cash Surrender. You may surrender Your Contract before the Annuity Date for a cash payment equal to the Surrender Value as of the date We receive the request at the Administrative Service Office. The Surrender Value is the Accumulation Value less any charges described below, if applicable. The Surrender Value of the Fixed Account Options will never be less than the amount of all Purchase Payments allocated to the Fixed Account Options, less any amounts transferred to Variable Investment Options or withdrawn.

(b) Withdrawal. You may withdraw a portion of the Accumulation Value in cash at any time before the Annuity Date. We may deduct a charge as described below in Charges for Cash Surrender or Withdrawal section.

4.02	Charges for Cash Surrender or Withdrawal

(a)	General. Consistent with the terms of the Contract, the Cash Surrender or Withdrawal Charge is shown on the CONTRACT DATA PAGE.

For purposes of this charge, We treat all Withdrawals as Withdrawals of Purchase Payments before any earnings, and We treat the oldest Purchase Payments as being withdrawn first. A Withdrawal will be attributable to one or more Purchase Payments received during the most recent 60 months, for purposes of the preceding paragraph, if either (a) no Purchase Payments were received more than 60 months prior to the Withdrawal, or (b) one or more prior Withdrawals (or a portion of a current Withdrawal) have exhausted all such earlier Purchase Payments under the rules of this paragraph.

(b)

Penalty-Free Withdrawal. Subject to the provisions described in the No Charge Systematic Withdrawal section and the Conditions Under Which No Cash Surrender or Withdrawal Charges Will Be Deducted section below, You may withdraw up to the Maximum Penalty-Free Withdrawal Percentage, as shown on the CONTRACT DATA PAGE without a Withdrawal Charge. The Withdrawal Charge will be applicable only to the amount withdrawn that exceeds the Maximum Penalty-Free Withdrawal Percentage. The percentage withdrawn will be calculated as the ratio of the amount withdrawn to the Accumulation Value immediately prior to the withdrawal. If multiple withdrawals are made in a Contract Year, the percentages withdrawn for each withdrawal will be added together to determine whether the Maximum Penalty-Free Withdrawal Percentage has been

UIT-525	11

exceeded. Any amount eligible for Penalty-Free Withdrawal in a Contract Year that is not taken does not carry over to the next Contract Year.

4.03

No Charge Systematic Withdrawals – We will waive applicable Cash Surrender or Withdrawal Charges under a No Charge Systematic Withdrawal (NCSW). We reserve the right to limit the terms and conditions under which systematic withdrawals (including NCSWs) can be elected and to discontinue the availability of any or all systematic withdrawals at any time. However, no change in availability will result in any charge against amounts withdrawn under a previously elected NCSW. A NCSW must meet all the following conditions:

(a)	The elected stream of payments must be expected to last for at least five years.
(b)	The NCSW must be payable to You.
(c)

The NCSW is not available in any Contract Year that You have in effect any other systematic withdrawal (with or without charge). Once You begin a NCSW, the terms of the election may not be changed. However, You may revoke the election at any time. Once the election is revoked, You may not elect a NCSW again.

(d)

Withdrawals without charge as provided in the Penalty-Free Withdrawal subsection of the Charges for Cash Surrender or Withdrawal section, are not available in any Contract Year the NCSW has been or is in effect. Distributions under the NCSW may not begin in a Contract Year in which You have taken one or more withdrawals without charge under the Penalty-Free Withdrawal subsection of the Charges for Cash Surrender or Withdrawal section.

(e)	Any of the following distribution methods may be elected.
(i)

Specified Payment – payments of a designated amount. The annual dollar amount chosen must be the same for each year the NCSW is in effect and cannot be greater than 20% of the Accumulation Value at the time of the NCSW election.

(ii)	Specified Percentage – an annual specified percentage. The annual specified percentage chosen cannot be greater than 20% of the Accumulation Value at the time of the NCSW election.
(iii)	Specified Period – payments for a designated time period. We will determine each payment by dividing the Accumulation Value by the number of payments remaining in the elected period.

Systematic withdrawal payments can only be made on either a monthly, quarterly, semi-annual or annual basis.

4.04	Conditions Under Which No Cash Surrender or Withdrawal Charges Will Be Deducted – We will not deduct charges under any of the following conditions:

(a)	You elect an Annuity Income Option; or
(b)	After payment of any death benefit; or
(c)

You have become totally and permanently disabled. This means that You are unable, because of physical or mental impairment, to perform the material and substantial duties of any occupation for which You are suited by means of education, training or experience. The impairment must have been in existence for more than 180 days to qualify for this benefit. Such impairment must be expected to result in death or be long-standing and indefinite. We require proof of disability. We will accept a certified Social Security finding of disability or a doctor’s verification; or

(d)

The withdrawal and any earlier withdrawals during the same Contract Year do not exceed the Maximum Penalty-Free Withdrawal Percentage shown on the CONTRACT DATA PAGE (see Charges for Cash Surrender or Withdrawal); or

(e)	On any amount You withdraw that is a NCSW described in the No Charge Systematic Withdrawals section; or
(f)	No Purchase Payments were made to Your Contract in the five years preceding the date of the surrender or withdrawal; or

UIT-525	12

(g)	You are at least 59 1⁄2 years old and the Contract was established at least five years before the date of the surrender or withdrawal (i.e., sixth Contract Year or later); or
(h)	Your Contract was established at least fifteen years before the date of the surrender or withdrawal (i.e., sixteenth Contract Year or later).

We may waive any Cash Surrender or Withdrawal Charge attributable to Purchase Payments received during specific periods of time, and under conditions and limitations set by Us. Any such waiver will be made by USL. Notice of the right to surrender without charge will be mailed to the Contract Owner when such waiver is declared by USL.

4.05

Annuity Period – The Annuity Period begins at the Annuity Date, when Your Accumulation Value is applied under an Annuity Income Option. You may change the Annuity Date shown on the CONTRACT DATA PAGE by giving Us at least 30 days’ notice, subject to the Latest Annuity Date shown on the CONTRACT DATA PAGE.

4.06

Starting Annuity Income Benefits – At least 30 days in advance of the Annuity Date, You must choose one of the Annuity Income Options in the Annuity Income (Payment) Options section and provide acceptable proof of age for any person whose age is taken into account under a life income option. If You fail to select another Annuity Income Option, annuity payments will be made on the basis of the Second Option with payments guaranteed for a ten-year period, commencing on the Annuity Date.

4.07

Partial Annuitization / No Commutation – You may choose to apply less than the full Accumulation Value under an Annuity Income Option and may choose different Annuity Dates and different Annuity Income Options for different portions of the Accumulation Value. Therefore, the Contract may, at times, be in both an Accumulation Period and an Annuity Period. If You choose to do this, the provisions of the Contract relating to the Accumulation Period and the Annuity Period will be applied as though there were separate Contracts. Full or partial commutations by You are not permitted.

4.08

Minimum Annuity Payments – You may not choose any Annuity Income Option if the resulting initial payment would be less than $20 (“Minimum Annuity Payment”) or the Accumulation Value is less than $5,000 (“Minimum Accumulation Value”), in each case under either a Fixed Annuity, Variable Annuity or a combination Fixed and Variable Annuity. We reserve the right to convert monthly payments to quarterly, semi-annual, or annual payments so the initial payment will be at least the Minimum Annuity Payment. If an Annuity Income Option is not available due to a Minimum Annuity Payment not being achievable or failure to meet the Minimum Accumulation Value, then USL may cancel the annuity and pay the Accumulation Value to You with no Withdrawal Charge.

4.09

Misstatement of Age or Sex – If the annuity payments depend upon an individual’s survival and the date of birth or sex of any individual was misstated, We will adjust the remaining payments. The amount remaining to be paid will be the amount that should have been paid with the correct information. We will credit or charge the amount of any underpayment or overpayment against the next succeeding payment or payments, if any remain. We reserve the right to collect any overpayment directly from the payee. Once annuity payments have begun, any underpayments will be made up in one sum including the Interest Rate for Misstatement of Age or Sex at the annual rate as shown on the CONTRACT DATA PAGE with the next annuity payment. Overpayments including the Interest Rate for Misstatement of Age or Sex at the annual rate as shown on the CONTRACT DATA PAGE will be deducted from the future annuity payments until the total is repaid.

4.10

Annuity Income (Payment) Options – You may choose to receive payments under any of the Annuity Income Options below or any other option agreed to by USL. Annuity payments will be made periodically. Any option chosen must comply with applicable state and federal laws and regulations.

UIT-525	13

FIRST OPTION – Life Annuity with No Guarantee Period – An income payable during the Annuitant’s life. All payments cease at the Annuitant’s death with no further amounts payable.

SECOND OPTION – Life Annuity with Guarantee Period of 5, 10, 15, or 20 years – An income payable during the Annuitant’s life. If, at the Annuitant’s death, We have made payments for fewer than the number of years selected, We will continue payments to the Beneficiary for the remainder of the guarantee period.

THIRD OPTION – Life Annuity with Cash or Unit Refund Option – An income payable during the Annuitant’s life. Payments cease at the Annuitant’s death. However, the Beneficiary may receive an additional payment. For payments on a Fixed Annuity basis, the additional payment, if any, will be the Accumulation Value applied to this option less the total of all prior payments. For payments on a Variable Annuity basis, the additional payment, if any, will be the current value of the number of Annuity Units credited at the Annuity Date less the number of Annuity Units that have been paid. For this purpose, the number of Annuity Units credited equals the Accumulation Value applied to this option divided by the Annuity Unit Value at the date used to calculate the first annuity payment.

FOURTH OPTION – Joint and Survivor Life Annuity – An income payable during the joint lives of the Annuitant and a second person and thereafter during the life of the survivor.

FIFTH OPTION – Payments for a Designated Period – An income payable for a selected number of years between five and thirty. This option is available for Fixed Annuities only.

The guaranteed minimum income payment values for monthly payments applicable to the Annuity Income Payment Fifth Option – Payment for a Designated Period are referenced in the Income Payment Fifth Option Table on the CONTRACT DATA PAGE.

For an Annuity Income Option quote, please call Us at the telephone number under Customer Service Information on the last page of this Contract. If any annuity income payment option with a guarantee period provides for installment payments of the same amount at some ages for different guarantee periods, We will deem an election to have been made for the longest guarantee period which could have been elected for such age and amount.

4.11

Fixed Annuity or Variable Annuity Basis – A Fixed Annuity provides benefit payments of a fixed dollar amount. A Variable Annuity provides annuity income payments which vary with the investment return of the chosen Variable Investment Options.

You may elect to receive payments under any annuity option as a Fixed Annuity, a Variable Annuity, or a combination Fixed and Variable Annuity. If You make no election, amounts in Fixed Account Options will provide a Fixed Annuity and amounts in Variable Investment Options will provide a Variable Annuity.

4.12

Variable Annuity Payments – We will determine the amount of each Variable Annuity payment by multiplying the number of Annuity Units payable by the Annuity Unit Value on the Annuity Payment Determination Day, as shown on the CONTRACT DATA PAGE, prior to the first payment date.

We will determine the number of Annuity Units payable at the beginning of the Annuity Period. We will divide the dollar amount of the first payment by the Annuity Unit Value for that Variable Investment Option on the Annuity Payment Determination Day, as shown on the CONTRACT DATA PAGE, before the Annuity Date. The number of Annuity Units payable from each Variable Investment Option remains constant unless You transfer a portion of the annuity benefit between the Variable Investment Options or from a Variable Annuity to a Fixed Annuity. However, the dollar amount payable is not fixed and may change from month to month. Neither expenses actually incurred, other than taxes on the investment return, nor mortality actually experienced, shall adversely affect the dollar amount of variable annuity payments after such payments have commenced.

UIT-525	14

4.13

Assumed Investment Rate (AIR) – Since the future rate of return on Variable Options is unknown, You must choose an Assumed Investment Rate (AIR) of 3%, 3 1/2%, 4 1/2%, or 5%. The AIR is the assumed rate of return used to determine the first annuity payment for a Variable Annuity Option, and once the AIR is established, it cannot be changed. If no AIR is chosen, the AIR will be 3 1/2%. A higher AIR will result in a higher initial payment. Choice of a lower AIR will result in a lower initial payment. Payments will increase whenever the Investment Rate exceeds the chosen AIR. Payments will decrease whenever the Investment Rate is less than the chosen AIR.

4.14

Annuity Units and Annuity Unit Value – An Annuity Unit is a measuring unit We use to determine the amount of the annuity payments to be made. All or a portion of the Accumulation Value is used to purchase a stream of annuity payments represented by a number of Annuity Units payable each period. The value of these Annuity Units represents the benefit amount paid each period.

For Fixed Annuity options, the number of Annuity Units equals the dollar amount of each payment since the Annuity Unit Value is fixed at $1.00.

For Variable Annuity options, the Annuity Unit Value varies with the investment rate each period. The Annuity Unit Value is the value of one Annuity Unit of an Investment Option.

The value of a Variable Annuity Unit is A multiplied by B multiplied by C (A x B x C).

A = the Annuity Unit Value for the Variable Investment Option at the immediately preceding computation date

B = 1 + the investment rate for the variable fund for the period

C = the applicable AIR Factor from the following table raised to the power of the number of days in the period

AIR	AIR Factor
3%	0.999919
3 1⁄2%	0.999906
4 1⁄2%	0.999879
5%	0.999866

4.15	Betterment of Rates – Fixed Annuity – We will use the applicable current fixed settlement option rates if these will provide higher fixed annuity payments than the fixed option You elected.

4.16

Actuarial Basis of Computation – For all Annuity Income Options, the value We use to determine annuity payments will be the applied portion of the Accumulation Value on the Annuity Payment Determination Day preceding the date of the first annuity payment. The actuarial basis for the life Annuity Income Options is the 2012 Individual Annuity Reserving (IAR) Table using the Annuitant’s sex and age as of their nearest birthday at the time of the first payment is due and if applicable, a designated second person if permitted under the Annuity Income Options in the Annuity Income (Payment) Options section and pursuant to the Guaranteed Minimum Interest Rate for Fixed Annuity Payments shown on the CONTRACT DATA PAGE. The annuity rates pertaining to the Actuarial Basis of Computation for Annuity Income Options that are payable for Your lifetime will be furnished upon Your request.

4.17	Beneficiaries – This section provides for terms relating to a Beneficiary in the event the death of the Annuitant occurs during the Accumulation Period or during the Annuity Period.

(a)	Definition of a Beneficiary. – A Beneficiary is the person or entity designated by the Contract Owner to receive any benefits payable upon the Annuitant’s death.
(b)	Designation of a Beneficiary. – During the Annuitant’s lifetime, the Contract Owner has the right to designate a Beneficiary and to change the designation. The change may be made by sending a Written

UIT-525	15

Notice to Us at Our Administrative Service Office. A change in Beneficiary will take effect on the date the request is signed; subject to any actions taken by Us prior to the date We receive the written change of Beneficiary notice. The Contract Owner’s most recent Beneficiary change notice in writing received by Us will replace any prior Beneficiary designations. We are not liable for any payment(s) made by Us before the receipt of such written change of Beneficiary notice.

(c)	Payments to Beneficiary. – Unless otherwise provided in the Beneficiary designation or in the Death Payment Provisions below:
i.	If any Beneficiary dies prior to the Annuitant, that Beneficiary’s interest will be divided pro-rata among the remaining named Beneficiaries.
ii.	If no Beneficiary survives the Annuitant, death benefits will be paid to the Contract Owner or the Contract Owner’s estate.
iii.	If any Beneficiary dies after the Annuitant, that Beneficiary’s interest will pass to his or her Beneficiary or, if none, to his or her estate.
(d)

Simultaneous Death Provision. – If We cannot determine whether the Annuitant or a Beneficiary died first in a common disaster, We will assume that the Beneficiary died first and make payments on that basis.

(e)

Multiple Beneficiaries. – The Contract Owner may designate two or more Beneficiaries to receive separate percentage interests in the death benefits payable under this Contract. Each such Beneficiary may separately exercise the rights that a Beneficiary has under this Contract.

(f)

Contingent Beneficiaries. – The Contract Owner may designate one or more Contingent Beneficiaries. A Contingent Beneficiary will receive benefits payable upon the Annuitant’s death if all of the primary Beneficiaries have died prior to the Annuitant. A Contingent Beneficiary will have all of the same rights as a Beneficiary during the Accumulation Period or an Annuity Period.

(g)

Trust or Estate as Beneficiary. – Payments to a Beneficiary that is a trust or estate will be made only in a lump sum or in installments over a period not to exceed five years, to the extent required by applicable law.

(h)

Unlocatable Beneficiaries. – If after exercise of reasonable diligence We are unable to obtain a mailing address or other suitable contact information for a designated Beneficiary using methods allowed by and within the period required by applicable state or federal regulations, then, except as otherwise directed by You or as otherwise required under applicable law, We will deem the Contract Owner to have no designated Beneficiary, and We will pay the proceeds to the Contract Owner’s estate.

4.18	Death Payment Provisions

(a) Death During Accumulation Period. –

i.	If the Annuitant dies during the Accumulation Period, a death benefit is payable. The death benefit is the greater of:
1.	the Accumulation Value of the Contract on the date We receive proof of death in good order, or
2.	100% of Adjusted Purchase Payment Amount.
ii.	Adjusted Purchase Payment Amount means:
1.	On the Date of Issue, the Adjusted Purchase Payment Amount shall be the sum of all Purchase Payments under the Contract.
2.

On any date after the Date of Issue, the Adjusted Purchase Payment Amount shall be increased by additional Purchase Payments made to the Contract and reduced proportionately by all prior Gross Withdrawals as provided in this section (a)(iii).

iii.

Each Gross Withdrawal (meaning, all withdrawals of any kind and associated fees and charges and any portion of the Accumulation Value that has been applied to an Annuity Income Option) shall result in a proportionate reduction in the Adjusted Purchase Payment Amount, determined by multiplying the Adjusted Purchase Payment Amount, measured immediately prior to the Gross Withdrawal, by a fraction. Such fraction shall be equal to the Gross Withdrawal divided by the Accumulation Value immediately prior to the Gross Withdrawal.

UIT-525	16

In the event no Beneficiary or Contingent Beneficiary has been named, or if none of the Beneficiaries survive the Annuitant, then benefits will be paid as set forth in this section (a) consistent with this Contract or applicable law, and if no such requirements dictate who benefits will be paid to, then to the Annuitant’s estate.

The death benefit is payable at any time the Beneficiary selects and in any form the Contract Owner could have selected under the Contract. If any Beneficiary or Contingent Beneficiary does not select a form of payment of the death benefit, then the death benefit will be paid as set forth in this section (a) consistent with applicable law and if no such requirements dictate who benefits will be paid to, then to Your estate. If any Beneficiary or Contingent Beneficiary does not select a form of payment of the death benefit, then the death benefit will be paid as set forth in this section (a) consistent with applicable law.

(b) Death During Annuity Period. – If the Annuitant dies during the Annuity Period, the amount of the death benefit, if any, will be based on the terms of the Annuity Income Option. Unless the Fourth Option was elected, the Beneficiary may elect to receive the death benefit in one of the following forms:

i.	Continuing annuity payments under the terms of the Annuitant’s Annuity Income Option with the right to receive the remaining payments in a lump sum at any time thereafter;
ii.	A lump sum; or
iii.	Annuity payments under another Annuity Income Option, based on the available lump sum and subject to the applicable limitations.

The lump sum available under these alternatives is the present value of remaining payments, for fixed payments discounted at the Guaranteed Minimum Interest Rate for Fixed Annuity Payments shown on the CONTRACT DATA PAGE plus 1.00%, and for variable payment, at the Assumed Investment Rate, and based on the current Annuity Unit Value for ii) and iii), or the value next determined after receipt of the request at USL’s Administrative Service Office for i).

We reserve the right to defer commutation for six (6) months from the date that the request was received at USL’s Administrative Service Office.

(c)

Investment Options and Other Rights. – Until the death benefits have been fully paid, Your Beneficiary will be entitled to exercise all rights You can exercise under this Contract. Unpaid death benefits that have not been applied under an Annuity Income Option will have an Accumulation Value determined in the same manner as Your Accumulation Value.

(d)

Proof of Death. – Proof of death may be made by sending USL a certified copy of the death certificate, a certified copy of a decree of a court of competent jurisdiction as to death, a written statement by an attending physician, or any other proof satisfactory to USL.

Notwithstanding the foregoing, the Contract shall be subject to applicable requirements of Code Section 72(s), which generally require distributions following:

•	the death of the Contract Owner, or
•	a change of Contract Owner that is not the Annuitant, unless an exception applies.

Section 5 – GENERAL PROVISIONS

5.01

Assignment – Any assignment of this Contract or any right or interest hereunder, must be filed with Us. Either the original assignment or a duplicate copy thereof may be filed. The assignment shall be binding on Us only after filing. We assume no responsibility for the Sufficiency or validity of any assignment. However, an assignment of this Contract may give rise to a recognition of taxable income which We must report to the Internal Revenue Service.

UIT-525	17

5.02	Different Contract Owner and Annuitant – Except as provided in (a) and (b) below, the Contract Owner will be the Annuitant:
(a)

A Contract Owner, who is an individual, may designate another individual as Annuitant. The designated Annuitant may not be changed. The Contract Owner may be designated as Beneficiary for purposes of receiving benefits upon the death of the Annuitant during the Annuity Period.

(b)

If the Contract Owner is a trust or other entity that is not an individual, an individual must be designated as Annuitant. The designated Annuitant may not be changed. In that case, all benefit payments will be made to the Annuitant during the Annuitant’s lifetime (unless directed to be paid to the Contract Owner), and the timing and availability of all benefit payments, including death benefits, are based on the life of the Annuitant. After the death of the Annuitant, any benefit payment will be payable to the Beneficiary (which may be the Contract Owner).

5.03

Written Notices to Us – Except as specifically provided otherwise, any notice of change, election, choice, option or other exercise of right given under the Contract must be in a written request or notice in acceptable form and content to Us which is signed and dated by You. Such notice will be deemed effective as of the date of the written request for the change and must be received at Our Administrative Service Center. The change will be subject to action taken by Us before the request is received.

5.04

Change of Contract – We may change this Contract to the extent it is required or deemed advisable to do so in order to conform the Contract to applicable law. Any such change to this Contract cannot be effective without prior approval of the New York State Department of Financial Services and Your written consent is required if such change diminishes the rights and/or benefits under this Contract.

5.05

Reports – We will send You a Separate Account financial report twice each year if You have value in any Variable Investment Option. We will send to You, at least annually, a statement showing the dollar value of all investment options, investment performance since the prior statement, and as applicable, the number and value of any Variable Accumulation Units credited to Your Contract. All statements will be mailed within two months of the date of the information.

5.06

Voting Rights – We will hold the voting rights on all shares held in the Separate Account. To the extent of this Contract’s participation in the Separate Account through one or more Variable Investment Options, We will vote those shares as instructed. You, or the Beneficiary, if You died, will have the voting instruction rights prior to and subsequent to the Annuity Date.

5.07

Suspension of Payments – USL reserves the right to suspend or postpone payments or withdrawals under the Separate Account for any period when: (a) the New York Stock Exchange is closed (other than customary weekend and holiday closings); (b) when trading on the New York Stock Exchange is restricted; (c) when an emergency prevents disposal of or determination of the value of shares of the Variable Account Options is not reasonably practicable; or (d) during any other period when the SEC, by order, so permits for the protection of security holders. The Company will notify the New York State Department of Financial Services of any suspension under this section.

5.08

Deferral of Cash Surrender or Withdrawal – USL may defer payment of any surrender of amounts accumulated in Fixed Account Options as permitted by applicable law. Deferral shall not exceed six months from the receipt of Your written notice of surrender or withdrawal at the Administrative Service Office in good order. Interest shall be paid if payment is deferred for ten days or more after the date on which the surrender notice was received by USL on fully and accurately completed forms and/or instructions, including any necessary documentation We may require, applicable to any given request received at Our Administrative Service Center. Interest will be credited at the rate currently being credited in the applicable Fixed Account Options.

UIT-525	18

5.09

Proof of Survival – We reserve the right to require reasonable proof that You and any payee is alive on the date any benefit payment is due. If this proof is not received after requested in writing, We will have the right to withhold payments entirely until such reasonable proof is received. Such proof will only be required no more frequently than annually or if We have reasonable suspicion, You or a payee is deceased.

5.10

Substitution of Investment Fund Shares – If shares of a particular Investment Fund are not available or if, in the judgment of USL, such shares are no longer appropriate for a Variable Investment Option, shares of another Investment Fund may be substituted for the Investment Fund shares already held under the Variable Investment Options and for those to be purchased by future Purchase Payments or transfers under this Contract. In the event any substitution occurs, USL will notify the Contract Owner in advance of the substitution.

5.11

Minimum Benefit – The paid-up annuity, cash surrender or death payment available under this Contract will not be less than the minimum benefits required by any statute of the state in which the Contract is delivered.

5.12

Separate Account – Amounts allocated by Us to a Separate Account shall be owned by Us. The Separate Account assets shall be Our property. All of the assets of the Separate Account are not chargeable with liabilities arising out of any other business of USL, provided that the portion of assets of the Separate Account not chargeable with liabilities arising out of any other business of USL shall not exceed the following: (a) the assets purchased with considerations allocated to the Separate Account by the Contract Owner; minus (b) any benefits paid from such assets; minus (c) any charges taken from such assets under the terms of the Contract; minus (d) any Contract Owner initiated transfers of such assets out of the Separate Account; plus (e) the net investment returns earned on the net amount of such assets.

5.13

Merger or Closure of One or More Investment Options – The following provisions will apply in the event of closure of or changes to the Short Term Fixed Account and/or the Fixed Account Plus or to one or more of the Investment Funds underlying the Variable Investment Options in the Separate Account described in the Variable Investment Options section under the Investment Options provision:

(a)

If the Short Term Fixed Account and/or the Fixed Account Plus, or an Investment Fund, is closed to new Purchase Payments and/or new transfers, and absent alternate directions from You, amounts that otherwise would have been deposited into the closed Fixed Account Option(s) will be invested in a money market fund Variable Investment Option, if available, or otherwise, in the Short Term Fixed Account, and with respect to a closed Variable Investment Option(s), amounts that otherwise would have been deposited into the closed Variable Investment Option will be invested in such other Investment Option(s), as consistent with applicable law.

(b)

If a change is made to one or more of the underlying Investment Funds, through a merger or other fund action, upon official notification of such fund action(s) the Company will make reasonable efforts to provide advance notice to You of any relevant changes.

(c)

If an Investment Fund then available (“Merged Fund”) is to be merged with and into an Investment Fund that is not available (“Surviving Fund”): (i) You may direct assets in the Investment Option invested in the Merged Fund, and any future contributions that would be allocated to such Variable Investment Option, to another Variable Investment Option available in the Contract; or (ii) if prior to the effective date of a fund merger, You have not provided to the Company any directions under subsection(b) or (c)(i) of this section, then: (x), the Contract shall default to inclusion of the Variable Investment Option invested in the Surviving Fund, (y) assets in the Variable Investment Option invested in the Merged Fund shall be allocated to the Variable Investment Option invested in the Surviving Fund upon the effective date(s) of the fund merger, and (z) contribution instructions directing allocations to the Variable Investment Option invested in the Merged Fund at the effective date of the merger shall be redirected to the Variable Investment Option invested in the Surviving Fund following the effective date(s) of the fund merger, until or unless alternate direction is provided by or on behalf of You.

UIT-525	18

5.14

Applicable Law – This Contract has been delivered to You or a designated representative in the State of New York. This Contract will be construed in accordance with and governed by applicable law of the State of New York.

5.15	Non-Participating Contract – This Contract is non-participating and does not share in the profits or surplus of USL.

UIT-525	20

CUSTOMER SERVICE INFORMATION

If you have any questions regarding this Contract, please call Us at

[1-800-448-2542] or write:

The United States Life Insurance Company in the City of New York

[Administrative Service Office, P.O. Box 15648, Amarillo, Texas 79105]

© The United States Life Insurance Company in the City of New York. All rights reserved.

UIT-525	21